FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F        X                           Form   40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

    Yes                                                     No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes                                                     No             X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes                                                     No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

CLASS ACTION, ASOCIACIÓN POR LA DEFENSA DE USUARIOS Y CONSUMIDORES - ADUC- C/ BBVA BANCO FRANCÉS S.A. S/ SUMARÍSIMO (EXPTE. 35.150/2015)

Buenos Aires, February 26, 2016

Securities and Exchange Commission

RELEVANT INFORMATION – CLASS ACTION, ASOCIACIÓN POR LA DEFENSA DE USUARIOS Y CONSUMIDORES- ADUC- C/ BBVA BANCO FRANCÉS S.A. S/ SUMARÍSIMO (EXPTE. 35.150/2015)

We address to you in our capacity as attorney in fact, in order to inform that on February 23, 2016, BBVA Banco Francés S.A has been notified of the following class action: Asociación por la Defensa de Usuarios y Consumidores- Aduc- c/ BBVA Banco Francés S.A. s/ Sumarísimo (Expte. 35.150/2015), filed before the National Court of the First Instance in Commercial Matters N° 4, Secretariat N° 8 by Dr. Hector Hugo Vitale.

The purpose of the claim is to request for a compensation for the dollar exchange rate used by the Bank for the purchase of foreign currency.

The entity must take all precautions and perform all necessary steps to ensure the defense of their interests.

Sincerely yours

    BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 26, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer